1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	July 12, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

Statement on Employees with Confirmed Cases of COVID-19

TSMC today (July 12, 2021) disclosed that three employees were confirmed with cases of COVID-19. Details are as follows:

The TSMC Epidemic Prevention Committee has traced over 100 people who were in close contact with these three colleagues diagnosed with COVID-19, and they are quarantining at home and undergoing PCR testing. In addition, using stringent standards exceeding government health regulations, TSMC expanded testing to another several dozen people who have been exposed to a lesser degree of contact. Besides immediately notifying them and disabling their access to company facilities, TSMC also provided them with test kits for home testing, and arranged for further PCR testing. Currently, TSMC has received test results for over 200 people and all results have been negative after initial testing. TSMC will continue to perform several rounds of rapid testing in the coming week to protect employee health and provide further support if needed.

TSMC has further expanded testing to several hundred people who shared the same areas with the three employees, as epidemic safety and protecting our colleagues’ health and safety is TSMC’s primary concern. TSMC will also further provide them with PCR testing and several rounds of rapid testing in the coming week, and will offer further support as necessary.

The aforementioned PCR tests are expected to be completed in the next two days.

TSMC has strengthened disinfection of the three employees’ working areas. This incident does not impact company operations. For further details, please refer to public information disclosed by the Taiwan government.

TSMC will continue operating in separated teams and enabling work-from-home according to procedure. In addition to strengthening anti-epidemic measures, TSMC will continue to watch how the epidemic develops and will adapt with rolling updates to procedures.